Filed Pursuant to Rule 433
Registration Statement No 333-219114
Issuer Free Writing Prospectus, dated July 8, 2020

Turning Point Brands Announces Preliminary Second Quarter 2020 Results

LOUISVILLE, KY. (July 8, 2020) - Turning Point Brands, Inc. (“TPB” or the “Company”) (NYSE: TPB), a leading provider of Other Tobacco Products (“OTP”) and adult consumer alternatives, today announced preliminary sales results for the second quarter ended June 30, 2020 in connection with the underwritten secondary offering by certain of its stockholders of 2,000,000 shares of TPB’s common stock.  TPB plans to release its full second quarter 2020 financial results along with updated full year guidance on July 28, 2020.

During the second quarter of 2020, the Company delivered strong execution of its business strategy and achieved record quarterly net sales despite the impact of the COVID-19 pandemic on the global economy. Preliminary estimates of net sales exceeded $100 million for the second quarter of 2020 compared to net sales guidance of $81 to $87 million provided on April 28, 2020. All segments outperformed management expectations for the second quarter of 2020.

In the Smokeless segment, the secular consumer down-trading trends that accelerated earlier in the year continued during the quarter as the Stoker’s MST line continues to build momentum and gain consumer acceptance. In the Smoking segment, sales benefitted from increased consumption, new product penetration and recently implemented growth initiatives which offset the COVID-related supply chain disruption experienced in the MYO cigar wraps business. In the NewGen segment, market share gains and new product introductions returned the segment to positive year-over-year sales growth.

Cowen is acting as underwriter for the offering noted above. TPB has filed a registration statement (including a prospectus) with the SEC as well as a preliminary prospectus supplement with respect to the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in the registration statement and other documents TPB has filed with the SEC for more complete information about TPB and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TPB, the underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Cowen, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, by email at PostSaleManualRequests@broadridge.com or by telephone at (833)297-2926.

Turning Point Brands, Inc. | www.turningpointbrands.com | ir@tpbi.com | 502.774.9238

This press release does not constitute an offer to sell or a solicitation of an offer to buy the shares of Company’s common stock or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

About Turning Point Brands, Inc.

Louisville, Kentucky-based Turning Point Brands, Inc. (NYSE: TPB) is a leading U.S. provider of Other Tobacco Products and adult consumer alternatives. TPB, through its focus brands generates solid cash flow which it uses to finance acquisitions, increase brand support and strengthen its capital structure. TPB does not sell cigarettes. More information about TPB is available at its corporate website, www.turningpointbrands.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan” and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by TPB in this press release speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for TPB to predict these events or how they may affect it. TPB has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to:

•	declining sales of tobacco products, and expected continuing decline of sales, in the tobacco industry overall;
•	our dependence on a small number of third-party suppliers and producers;
•	the possibility that we will be unable to identify or contract with new suppliers or producers in the event of a supply or product disruption;
•	our business may be damaged by events outside of our suppliers’ control, such as the impact of epidemics (e.g., coronavirus), political upheavals, or natural disasters;
•	the possibility that our licenses to use certain brands or trademarks will be terminated, challenged or restricted;
•	failure to maintain consumer brand recognition and loyalty of our customers;
•	substantial and increasing U.S. regulation;
•	regulation of our products by the FDA, which has broad regulatory powers;
•	our products are subject to developing and unpredictable regulation, for example, current court action moving forward certain substantial Pre Market Tobacco Application obligations;

Turning Point Brands, Inc. | www.turningpointbrands.com | ir@tpbi.com | 502.774.9238

•	some of our products contain nicotine which is considered to be a highly addictive substance;
•	uncertainty related to the regulation and taxation of our NewGen products;
•	possible significant increases in federal, state and local municipal tobacco- and vapor-related taxes;
•	possible increasing international control and regulation;
•	our reliance on relationships with several large retailers and national chains for distribution of our products;
•	our amount of indebtedness;
•	the terms of our credit facilities, which may restrict our current and future operations;
•	intense competition and our ability to compete effectively;
•	uncertainty and continued evolution of markets containing our NewGen products;
•	significant product liability litigation;
•	the scientific community’s lack of information regarding the long-term health effects of electronic cigarettes, vaporizer and e-liquid use;
•	requirement to maintain compliance with master settlement agreement escrow account;
•	competition from illicit sources;
•	our reliance on information technology;
•	security and privacy breaches;
•	contamination of our tobacco supply or products;
•	infringement on our intellectual property;
•	third-party claims that we infringe on their intellectual property;
•	failure to manage our growth;
•	failure to successfully integrate our acquisitions or otherwise be unable to benefit from pursuing acquisitions;
•	fluctuations in our results;
•	exchange rate fluctuations;
•	adverse U.S. and global economic conditions;
•	sensitivity of end-customers to increased sales taxes and economic conditions;
•	failure to comply with certain regulations;
•	departure of key management personnel or our inability to attract and retain talent;
•	imposition of significant tariffs on imports into the U.S.;
•	reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors, potentially decreasing our stock price;
•	failure to maintain our status as an emerging growth company before the five-year maximum time period a company may retain such status;
•	our principal stockholders will be able to exert significant influence over matters submitted to our stockholders and may take certain actions to prevent takeovers;
•	our certificate of incorporation and bylaws, as well as Delaware law and certain regulations, could discourage or prohibit acquisition bids or merger proposals, which may adversely affect the market price of our common stock;
•	our certificate of incorporation limits the ownership of our common stock by individuals and entities that are Restricted Investors. These restrictions may affect the liquidity of our common stock and may result in Restricted Investors being required to sell or redeem their shares at a loss or relinquish their voting, dividend and distribution rights;

Turning Point Brands, Inc. | www.turningpointbrands.com | ir@tpbi.com | 502.774.9238

•	future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us;
•	we may issue preferred stock whose terms could adversely affect the voting power or value of our common stock;
•	prior to the consummation of the Merger, our status as a “controlled company” could make our common stock less attractive to some investors or otherwise harm our stock price; and
•	any failure to realize the full benefits of the Merger.

Contact:
Robert Lavan, Senior Vice President, CFO
ir@tpbi.com  (502) 774-9238

Turning Point Brands, Inc. | www.turningpointbrands.com | ir@tpbi.com | 502.774.9238